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Exhibit 21

BUILDING MATERIALS CORPORATION OF AMERICA
LIST OF SUBSIDIARIES

COMPANY	STATE OF INCORPORATION
BMCA Acquisition Inc.	Delaware
BMCA Acquisition Sub Inc.	Delaware
BMCA Gainesville LLC	Delaware
BMCA Quakertown Inc.	Delaware
BMCA Insulation Products Inc.	Delaware
Building Materials Investment Corporation	Delaware
Building Materials Manufacturing Corporation	Delaware
HBP Acquisition LLC	Delaware
GAF Leatherback Corp.	Delaware
GAF Materials Corporation (Canada)	Delaware
GAF Premium Products Inc.	Delaware
Wind Gap Real Property Acquisition Corp	Delaware
GAF Real Properties, Inc.	Delaware
GAFTECH Corporation	Delaware
LL Building Products Inc.	Delaware
Ductwork Manufacturing Corporation	Delaware
Pequannock Valley Claim Service Company, Inc.	Delaware
South Ponca Realty Corp.	Delaware

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BUILDING MATERIALS CORPORATION OF AMERICA LIST OF SUBSIDIARIES